 

Q Search

Try Premium Free
for 1 Month



Message   More...

Ravi Koltur

Founder at AD3I Systems Inc

Greater New York City Area · 500+ connections · **Contact info**

AD3I Systems Inc

Harvard Business School

About

Technology executive, entrepreneur and architect with exceptional knowledge of insurance, financial services and information technology.
... see more

Experience



Founder
AD3I Systems Inc
May 2009 – Present · 10 yrs 5 mos

Involved in architecture of cutting edge products and delivering solutions and services.

Product Architect
FAST Technology
2010 – 2011 · 1 yr

Senior Manager
Accenture
2007 – May 2009 · 2 yrs



Founder
Surav Systems Inc
Jun 2004 – Mar 2007 · 2 yrs 10 mos

Software Analyst
NaviSys
Nov 1998 – Jun 2004 · 5 yrs 8 mos

Show 2 more experiences ⌄

Education

Harvard Business School
Senior Executive Leadership Program, Business Administration and Management, General
2017 – 2018

Indian Institute of Technology, Madras
MT, Management
1994 – 1996

 Search

Try Premium Free
for 1 Month

Kakatiya University
B.Tech
1990 – 1994

B.Tech

Skills & Endorsements

SDLC · 33

 Endorsed by **Surya Sripada, who is highly skilled at this**

Requirements Analysis · 31

Endorsed by **Durlabh Jain, who is highly skilled at this**

Endorsed by **4 of Ravi's colleagues at AD3I Systems Inc**

Software Project Management · 30

 Endorsed by **Surya Challa and 1 other who is highly skilled at this**

Endorsed by **5 of Ravi's colleagues at AD3I Systems Inc**

Show more ⌄

 Search

